82-1209

BEST AVAILABLE COPY

GGL DIAMOND CORP.

NEWS RELEASE [redacted]

2009 JAN 21 A 8:29

January 7, 2009

09045161

SUPPL

License Agreement with Kennecott

Vancouver, British Columbia - GGL Diamond Corp. (TSXV: GGL) ("GGL"), has signed a non-exclusive License Agreement with Kennecott Canada Exploration Inc. ("Kennecott") for the use of a data set ("Data") compiled by GGL, primarily for diamond exploration, for the Slave Geological Province.

In consideration for the grant of the rights and license in respect of the Data, Kennecott has paid to GGL a license fee of $100,000. In addition, Kennecott has paid a further sum of $50,000 to GGL for which GGL will provide 500 hours of technical support for up to eighteen months from the date of the signing of the agreement.

Since 1992 GGL has compiled a proprietary data set comprising exploration work and the results obtained in the Slave Geological Province by GGL and by third parties. Such data has been reconciled to a standard format. GGL has also developed a proprietary software program to utilize the data.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

PROCESSED
JAN 26 2009
THOMSON REUTERS

Please direct enquires to info@ggldiamond.ca.

For more information, please check our web site at www.ggldiamond.ca. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

END

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